

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2025

Ilan Hadar
Chief Executive Officer
Silexion Therapeutics Corp
12 Abba Hillel Road
Ramat Gan, Israel 5250606

> **Re: Silexion Therapeutics Corp**
> **Registration Statement on Form S-1**
> **Filed February 12, 2025**
> **File No. 333-284873**

Dear Ilan Hadar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gary Emmanuel, Esq.